PRIMERO ANNOUNCES TERMINATION OF ARRANGEMENT AGREEMENT WITH NORTHGATE AND RECEIPT OF $25 MILLION BREAK-FEE

Toronto, Ontario, August 29, 2011 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) announced today that the arrangement agreement with Northgate Minerals Corporation (“Northgate”), dated July 12, 2011, has been terminated.

Northgate has advised Primero that its Board of Directors received an acquisition proposal (the “AuRico Proposal”) from AuRico Gold Inc. (“AuRico”) pursuant to which AuRico would acquire all of the issued and outstanding shares of Northgate. Northgate also advised Primero that its Board of Directors determined that the AuRico Proposal is a “Superior Proposal” within the meaning of the Arrangement Agreement dated July 12, 2011, made between Primero and Northgate.

Primero advises that it has waived its right to match the AuRico Proposal. As provided for in the Arrangement Agreement, a termination fee of C$25,000,000 before transaction costs, was paid by Northgate and received by Primero.

As a result, the formerly scheduled Special Meeting of Shareholders of Primero, scheduled for September 21, 2011, is cancelled.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company intends to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This press release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding proposed growth plans for Primero, intentions to become an intermediate gold producer, forecasted production, operating costs, and capital expenditures. The forward-looking statements are based on reasonable assumptions, including assumptions related to the availability of acquisition targets and financing requirements, and the assumptions set out elsewhere in this news release. Factors that may cause actual results to vary from anticipated results include the risks that Primero may not find acquisition targets at attractive prices, mineral reserves or resources are not as estimated, the actual results of exploration and development activities not being as anticipated, costs of production being higher than anticipated, fluctuations in the exchange rate between the Mexican Peso, Canadian dollar and US dollar, lower than anticipated grade of the ore mined, fluctuations in capital markets and other risks disclosed in the Company's second quarter 2011 Financial Statements and MD&A, and in the Company’s January 17, 2011 news releases, available under the Company’s profile on SEDAR at www.sedar.com. Although Primero believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Primero's management on the date the statements are made. Primero undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change, except as required by law.